W

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL - 3500 GP Utrecht · The Netherlands
t +31 30 298 88 18 · f +31 (0)30 298 88 16
aletta.van.stee@wessanen.com
www.wessanen.com

RECEIVED
2007 JUL -3 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Mail Stop 3628
100 F Street NE
Washington, DC 20549

07024872

Date June 22, 2007

Subject Document submission by means of electronic publication

SUPPL

Pursuant to an amendment to Rule 12g3-2(b) to permit non-U.S. companies exemption to post home documents on their proprietary internet websites we herewith declare that from now on English versions of any home country documents (including annual and interim financial statements, annual reports and press releases) will be posted electronically on our corporate website www.wessanen.com. An archive of previously published releases is also available on our website.

Sincerely,

G. Garnaat
VP Corporate Secretary
Royal Wessanen nv

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

dlw 7/3

END